SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL To Launch Network of 250 eVTOL Aircraft in Brazil

São Paulo, September 21, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, in conjunction with Grupo Comporte, an entity of its controlling shareholder, announce that they have signed a non-binding letter of intent with Avolon for the acquisition and/or lease of 250 electric vertical takeoff and landing (eVTOL) aircraft. Following aircraft certification and successful delivery of the aircraft, the Company expects to start operating a flight network in Brazil using eVTOL planes by mid-2025.

Grupo Comporte is providing the investment capital required for the project, and will engage GOL’s aviation expertise to develop the flight network using VA-X4 eVTOL aircraft. Created by the British enterprise Vertical Aerospace (“Vertical”), the VA-X4 eVTOL model is considered one of the most technologically advanced and reliable air taxis in development today.

The agreement with Avolon and Grupo Comporte is also part of GOL’s commercial strategy to invest strategically in the regional air transportation market, opening up new routes to underserved domestic markets. It follows an announcement in June 2021 that GOL acquired MAP Transportes Aéreos, Brazil’s fifth largest domestic airline, with a fleet of 70-seat ATRs that operate on routes in the Amazon region from the Manaus Airport and Brazil’s South and Southeast regions from Congonhas, the country’s largest domestic airport.

A new fleet for a new era of air travel and more connectivity.

GOL currently operates a fleet of 127 Boeing 737 aircraft and pre-pandemic transported over 37 million passengers per year. The Company plans to transition 75% of its fleet to the more efficient 737-MAX aircraft by 2030, which reduce carbon emissions by 16%. Together, the adoption of the Boeing MAX, eVTOL aircraft, and other innovations including the use of biofuels, will form key components in GOL’s strategy to reach carbon neutrality by 2050. More information about the Company’s commitments to sustainability and ESG goals can be found on its investor relations website: www.voegol.com.br/ir.

The VA-X4 can carry up to four passengers and one pilot, with a range of 160 km (100 miles) and a maximum speed of 320 km/h (200 mph). The eVTOL aircraft also produces 100 times less noise than a cruising helicopter, and 30 times less on takeoff and landing. Vertical used the know-how of renowned and experienced partners and suppliers in aerospace manufacturing, including Honeywell, Microsoft, Rolls-Royce and Solvay, to develop advanced flight controls, information technology, electric engines, and state-of-the-art industrial technology in its VA-X4 aircraft.

The first step of the new partnership is to carry out a feasibility study, including aircraft certification and analysis of the infrastructure needed to operate this aircraft with ANAC (National Civil Aviation Agency), DECEA (Department of Airspace Control), and other national and international aeronautical authorities. Avolon expects to complete the certification process for the VA-X4 in Brazil by 2024, with the Company beginning commercial flights with the eVTOL as part of its route network in mid-2025.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

1	GOL Linhas Aéreas Inteligentes S.A.

GOL To Launch Network of 250 eVTOL Aircraft in Brazil

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has a strategic alliance with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore, Hong Kong and Shanghai, Avolon provides aircraft leasing and lease management services. Avolon is 70% owned by an indirect subsidiary of Bohai Leasing Co., Ltd., a public company listed on the Shenzhen Stock Exchange (SLE: 000415) and 30% owned by ORIX Aviation Systems, a subsidiary of ORIX Corporation which is listed on the Tokyo and New York Stock Exchanges (TSE: 8591; NYSE: IX). Avolon is the world’s third largest aircraft leasing business with an owned, managed and committed fleet, as of 30 June 2021 of 837 aircraft. For further information, visit www.avolon.aero.

About Vertical Aerospace

Vertical Aerospace’s mission is to make air travel personal, on demand and carbon free. The company has an unrivalled top-tier partner ecosystem and is backed by American Airlines, Avolon, Rolls-Royce and Honeywell among others. Vertical’s partnerships de-risk execution and its pathway to certification, allow for a lean cost structure, and enable production at scale. With projected speeds over 200mph, near silent when in flight, zero emissions and low cost per passenger mile, the VA-X4 is expected to open up urban air mobility to a whole new range of passengers and transform how people travel. For further information, visit www.vertical-aerospace.com.

About VA-X4 eVTOL Aircraft

The VA-X4 is a piloted electric vertical take-off and landing (eVTOL) vehicle and with zero carbon emission. The VA-X4 will be able to travel at over 320 km/h, with a range of 160 km and capacity for carrying four passengers and one pilot. The aircraft takes off vertically, allowing it to operate in and out of cities and other confined locations. The VA-X4 is 100 times quieter and safer than a helicopter, and is being certified to the highest global standards, giving access to the international market. For further information, visit www.vertical-aerospace.com/va-x4.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer